Exhibit 99.1

Leju Reports Third Quarter 2018 Results and Issues Notice of Annual General Meeting

BEIJING, November 19, 2018 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•                      Total revenues increased by 40% year-on-year to $133.6 million.

•                      Revenues from e-commerce services increased by 57% year-on-year to $96.9 million.

•                      Revenues from online advertising services increased by 20% year-on-year to $36.0 million.

•                      Income from operations was $11.3 million, compared to loss from operations of $29.3 million for the same quarter of 2017. Non-GAAP1 income from operations was $15.6 million, compared to non-GAAP loss from operations of $24.9 million for the same quarter of 2017.

•                      Net income attributable to Leju Holdings Limited shareholders was $6.8 million, or $0.05 per diluted American depositary share (“ADS”), compared to net loss attributable to Leju Holdings Limited shareholders of $23.1 million, or $0.17 loss per diluted ADS, for the same quarter of 2017. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $10.3 million, or $0.08 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $19.2 million, or $0.14 loss per diluted ADS, for the same quarter of 2017.

First Nine Months 2018 Financial Highlights

•                      Total revenues increased by 32% year-on-year to $337.8 million.

•                      Revenues from e-commerce services increased by 45% year-on-year to $237.9 million.

•                      Revenues from online advertising services increased by 21% year-on-year to $97.5 million.

•                      Loss from operations was $10.2 million, a decrease of 94% from $158.6 million for the same period of 2017. Non-GAAP income from operations was $2.8 million, compared to non-GAAP loss from operations of $104.1 million for the same period of 2017.

•                      Net loss attributable to Leju Holdings Limited shareholders was $14.9 million, or $0.11 loss per diluted ADS, a decrease of 89% from $138.6 million, or $1.02 loss per diluted ADS for the same period of 2017. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $4.4 million, or $0.03 loss per diluted ADS, a decrease of 95% from $85.7 million, or $0.63 loss per diluted ADS for the same period of 2017.

“In the third quarter, Leju continued its growth momentum while delivering solid operating profit,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “In line with our ‘New Media, New Ecosystem, and New E-commerce’ business strategy, we will remain focused on enhancing our media influence by leveraging ‘Leju Finance’, developing our intelligent marketing platform through our proprietary ‘cloud-eye’ big-data system and ‘mini-app’ open platform, and offering innovative e-commerce products with the help of our transparent home purchasing platform.”

1   Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment, and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“Looking to the fourth quarter, the changing market conditions will present both challenges and opportunities for Leju. We will continue to execute our business strategy, improve operations and management and strive to sustain profitability.”

Third Quarter 2018 Results

Total revenues were $133.6 million, an increase of 40% from $95.2 million for the same quarter of 2017, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $96.9 million, an increase of 57% from $61.8 million for the same quarter of 2017, primarily due to an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $36.0 million, an increase of 20% from $30.0 million for the same quarter of 2017, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $0.8 million, a decrease of 77% from $3.4 million for the same quarter of 2017, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $16.9 million, a decrease of 20% from $21.1 million for the same quarter of 2017, primarily due to decreased staff cost as a result of headcount change.

Selling, general and administrative expenses were $106.2 million, an increase of 3% from $103.5 million for the same quarter of 2017, primarily due to increased marketing expenses related to the Company’s e-commerce business, partially offset by decreased staff cost as a result of headcount change and deceased office and other operating expenses.

Income from operations was $11.3 million, compared to loss from operations of $29.3 million for the same quarter of 2017. Non-GAAP income from operations was $15.6 million, compared to non-GAAP loss from operations of $24.9 million for the same quarter of 2017.

Other loss, net was $3.9 million, compared to $0.3 million for the same quarter of 2017, primarily due to $3.7 million foreign exchange loss recognized for the third quarter of 2018.

Net income was $7.3 million, compared to net loss of $23.4 million for the same quarter of 2017. Non-GAAP net income was $10.8 million, compared to non-GAAP net loss of $19.5 million for the same quarter of 2017.

Net income attributable to Leju Holdings Limited shareholders was $6.8 million, or $0.05 per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $23.1 million, or $0.17 loss per diluted ADS, for the same quarter of 2017. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $10.3 million, or $0.08 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $19.2 million, or $0.14 loss per diluted ADS, for the same quarter of 2017.

First Nine Months 2018 Results

Total revenues were $337.8 million, an increase of 32% from $256.2 million for the same period of 2017, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $237.9 million, an increase of 45% from $163.6 million for the same period of 2017, primarily due to an increase in the average price per discount coupons redeemed, partially offset by a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $97.5 million, an increase of 21% from $80.5 million for the same period of 2017, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $2.4 million, a decrease of 80% from $12.0 million for the same period of 2017, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $54.0 million, a decrease of 1% from $54.4 million for the same period of 2017, primarily due to decreased staff costs as a result of headcount change, partially offset by increased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $296.1 million, a decrease of 8% from $322.0 million for the same period of 2017, primarily due to decreased staff costs as a result of headcount change.

Loss from operations was $10.2 million, a decrease of 94% from $158.6 million for the same period of 2017. Non-GAAP income from operations was $2.8 million, compared to non-GAAP loss from operations of $104.1 million for the same period of 2017.

Other loss, net was $6.3 million, compared to $0.6 million for the same period of 2017, primarily due to $5.7 million foreign exchange loss recognized for the first nine months of 2018.

Net loss was $15.0 million, a decrease of 89% from $139.6 million for the same period of 2017. Non-GAAP net loss was $4.4 million, a decrease of 95% from $86.7 million for the same period of 2017.

Net loss attributable to Leju Holdings Limited shareholders was $14.9 million, or $0.11 loss per diluted ADS, a decrease of 89% from $138.6 million, or $1.02 loss per diluted ADS for the same period of 2017. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $4.4 million, or $0.03 loss per diluted ADS, a decrease of 95% from $85.7 million, or $0.63 loss per diluted ADS for the same period of 2017.

Cash Flow

As of September 30, 2018, the Company’s cash and cash equivalents balance was $165.1 million.

Third quarter 2018 net cash used in operating activities was $4.0 million, primarily comprised of an increase in accounts receivable of $10.1 million and a decreased in advance from customers and deferred revenue of $5.7 million, partially offset by non-GAAP net income of $10.8 million.

Business Outlook

The Company estimates that its total revenues for the fourth quarter of 2018 will be approximately 120 million to 130 million, which would represent an increase of approximately 13% to 22% from $106.4 million in the same quarter in 2017. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Leju to Hold Annual General Meeting on December 21, 2018

Leju announced that it will hold its annual general meeting of shareholders (the “AGM”) at Room 1120, 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, the People’s Republic of China on December 21, 2018 at 10:00AM (local time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s ADSs to discuss Company affairs with management.

Holders of record of the Company’s ordinary shares at the close of business on November 26, 2018 (Eastern Standard Time) are entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s ADSs are welcome to attend the AGM in person.

The notice of the annual general meeting is available on the Company’s website at http://ir.leju.com.

Conference Call Information

Leju’s management will host an earnings conference call on November 19, 2018 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call”.

A replay of the conference call may be accessed by phone at the following number until November 27, 2018:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Passcode:	4590658

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment, and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	September 30,
	2017	2018
ASSETS
Current assets
Cash and cash equivalents	150,968	165,122
Restricted cash	337	—
Accounts receivable, net	79,196	91,671
Contract assets	1,410	2,520
Marketable securities	3,077	2,333
Prepaid expenses and other current assets	9,945	8,906
Customer deposits	35,823	7,637
Amounts due from related parties	4,077	6,800
Total current assets	284,833	284,989
Property and equipment, net	14,240	13,712
Intangible assets, net	70,631	60,640
Investment in affiliates	146	71
Deferred tax assets	67,084	63,719
Other non-current assets	2,010	1,400
Total assets	438,944	424,531
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,950	4,569
Accrued payroll and welfare expenses	37,082	28,939
Income tax payable	63,380	56,678
Other tax payable	11,654	13,204
Amounts due to related parties	3,093	3,362
Advance from customers and deferred revenue	10,565	27,845
Accrued marketing and advertising expenses	18,852	18,540
Other current liabilities	16,315	13,081
Total current liabilities	163,891	166,218
Deferred tax liabilities	18,016	17,113
Total liabilities	181,907	183,331
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,763,962 shares issued and outstanding, as of December 31, 2017 and September 30, 2018, respectively	136	136
Additional paid-in capital	788,589	791,701
Accumulated deficit	(515,344)	(530,246)
Accumulated other comprehensive loss	(13,078)	(17,217)
Total Leju Holdings Limited shareholders’ equity	260,303	244,374
Non-controlling interests	(3,266)	(3,174)
Total equity	257,037	241,200
TOTAL LIABILITIES AND EQUITY	438,944	424,531

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2018	2017	2018

Revenues
E-commerce	61,809	96,853	163,619	237,894
Online advertising services	29,963	35,968	80,516	97,459
Listing services	3,395	767	12,029	2,434
Total revenues	95,167	133,588	256,164	337,787
Cost of revenues	(21,144)	(16,935)	(54,437)	(54,015)
Selling, general and administrative expenses	(103,531)	(106,195)	(321,983)	(296,122)
Goodwill impairment charge	—	—	(41,223)	—
Other operating income	159	850	2,901	2,158
Income (loss) from operations	(29,349)	11,308	(158,578)	(10,192)
Interest income	411	286	988	845
Other loss, net	(316)	(3,897)	(623)	(6,269)
Income (loss) before taxes and loss from equity in affiliates	(29,254)	7,697	(158,213)	(15,616)
Income tax benefits (expenses)	5,893	(361)	18,818	732
Income (loss) before loss from equity in affiliates	(23,361)	7,336	(139,395)	(14,884)
Loss from equity in affiliates	(56)	(19)	(188)	(70)
Net income (loss)	(23,417)	7,317	(139,583)	(14,954)
Less: net income (loss) attributable to non-controlling interests	(294)	473	(984)	(52)
Income (loss) attributable to Leju Holdings Limited shareholders	(23,123)	6,844	(138,599)	(14,902)

Earnings (loss) per ADS:
Basic/ Diluted	(0.17)	0.05	(1.02)	(0.11)
Shares used in computation of earnings (loss) per ADS:
Basic/ Diluted	135,763,962	135,763,962	135,689,813	135,763,962

Note 1

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.8792 on September 30, 2018 and USD1 = RMB6.5307 for the nine months ended September 30, 2018

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2018	2017	2018

Net income (loss)	(23,417)	7,317	(139,583)	(14,954)

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	1,353	(3,243)	5,621	(4,016)

Comprehensive income (loss)	(22,064)	4,074	(133,962)	(18,970)

Less: Comprehensive income (loss) attributable to non-controlling interest	(333)	551	(1,062)	71

Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	(21,731)	3,523	(132,900)	(19,041)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2018	2017	2018

GAAP income (loss) from operations	(29,349)	11,308	(158,578)	(10,192)
Share-based compensation expense	976	1,098	3,374	3,133
Amortization of intangible assets resulting from business acquisitions	3,485	3,204	9,848	9,859
Goodwill impairment	—	—	41,223	—
Non-GAAP income (loss) from operations	(24,888)	15,610	(104,133)	2,800

GAAP net income (loss)	(23,417)	7,317	(139,583)	(14,954)
Share-based compensation expense	976	1,098	3,374	3,133
Amortization of intangible assets resulting from business acquisitions	3,485	3,204	9,848	9,859
Goodwill impairment	—	—	41,223	—
Income tax benefits:
Current	—	—	—	—
Deferred[2]	(574)	(801)	(1,570)	(2,465)
Non-GAAP net income (loss)	(19,530)	10,818	(86,708)	(4,427)

Net income (loss) attributable to Leju Holdings Limited shareholder	(23,123)	6,844	(138,599)	(14,902)
Share-based compensation expense (net of non-controlling interests)	967	1,094	3,349	3,113
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	3,485	3,204	9,848	9,859
Goodwill impairment	—	—	41,223	—
Income tax benefits (net of non-controlling interests)
Current	—	—	—	—
Deferred	(574)	(801)	(1,570)	(2,465)
Non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders	(19,245)	10,341	(85,749)	(4,395)

GAAP net income (loss) per ADS — basic/diluted	(0.17)	0.05	(1.02)	(0.11)

Non-GAAP net income (loss) per ADS — basic/diluted	(0.14)	0.08	(0.63)	(0.03)

Shares used in calculating basic GAAP/non-GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,763,962	135,689,813	135,763,962

2  Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense, and goodwill impairment is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2018	2017	2018

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	58,168	31,554	198,899	109,484
Number of discount coupons redeemed (number of transactions)	30,717	30,807	82,374	65,494